SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K





                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934



For the fiscal year ended: December 31, 1996



Commission file number: 1-1910


          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                      Baltimore Gas and Electric Company
                      Employee Savings Plan
                      Address same as issuer



          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                      Baltimore Gas and Electric Company
                      Gas and Electric Building, Charles Center
                      Baltimore, Maryland   21201

                                   SIGNATURES



     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.








                                              BALTIMORE GAS AND ELECTRIC COMPANY
                                              EMPLOYEE SAVINGS PLAN





                                                    /s/ Elaine Johnston
 Date:  June 12, 1997                     By:___________________________________

                                                    Elaine W. Johnston
                                                    Plan Administrator

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator of the
       Baltimore Gas and Electric Company
       Employee Savings Plan


     We have audited the accompanying statements of net assets available for benefits of the Baltimore Gas and Electric Company Employee Savings Plan (the
Plan) as of December 31, 1996 and 1995 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                    /s/ Coopers & Lybrand L.L.P.

                                                        Coopers & Lybrand L.L.P.


Baltimore, Maryland
May 16, 1997

                       CONSENT OF INDEPENDENT ACCOUNTANTS



     We consent to the incorporation by reference in the Prospectuses of Baltimore Gas and Electric Company prepared in accordance with the requirements of Form S-8 (File Nos. 33-56084 and 33-59545) and Form S-3 (File Nos. 333-19263,
33-57658, 33-49801, 33-33559 and 33-45260) and the Prospectuses of Constellation Energy Corporation prepared in accordance with the requirements of Form S-3 (File Nos. 333-24705 and 333-24855) of our report dated May 16, 1997 accompanying the financial statements and supplemental schedules of the Baltimore Gas and Electric Company Employee Savings Plan as of December 31, 1996 and 1995 and for the years then ended, included in this Annual Report on Form 11-K of Baltimore Gas and Electric Company.



                                                    /s/ Coopers & Lybrand L.L.P.

                                                        Coopers & Lybrand L.L.P.


Baltimore, Maryland
June 12, 1997

                       Baltimore Gas and Electric Company
                              Employee Savings Plan
                 Statement of Net Assets Available for Benefits
                                December 31, 1996


                                Investment Funds


                                                              BGE Common       Interest Income          Mutual
                                               Total          Stock Fund            Fund                Funds            Loan Fund
                                          --------------    --------------     ---------------       ------------     --------------
Assets

 Value of securities
   held in trust ....................       $393,177,651       $293,158,104       $          0       $100,019,547       $          0
 Value of guaranteed
   investment contracts .............        117,977,728                  0        117,977,728                  0                  0
 Loans outstanding to
   plan participants ................         28,521,694                  0                  0                  0         28,521,694
 Short-term investments .............          4,892,749             93,924          4,768,894             29,931                  0
 Accrued dividends
   receivable .......................          4,360,607          4,360,572                  0                 35                  0
 Accrued interest
   receivable .......................              7,381                  0              7,057                  0                324
 Accounts receivable ................            204,724            202,201              1,959                564                  0
                                             ------------      ------------       ------------       ------------       ------------
          Total .....................        549,142,534        297,814,801        122,755,638        100,050,077         28,522,018
                                             ------------      ------------       ------------       ------------       ------------


Liabilities

Accounts payable ....................             30,690                  0             30,690                  0                  0
                                             ------------      ------------       ------------       ------------       ------------
          Total .....................             30,690                  0             30,690                  0                  0
                                             ------------      ------------       ------------       ------------       ------------


Net assets available
 for benefits .......................       $549,111,844       $297,814,801       $122,724,948       $100,050,077       $ 28,522,018
                                            ============       ============       ============       ============       ============

The accompanying notes are an integral part of the financial statements.

(continued next page)

                                                                     Page 2 of 2
                       Baltimore Gas and Electric Company
                              Employee Savings Plan
                 Statement of Net Assets Available for Benefits
                                December 31, 1996
                                   (Continued)

                                  Mutual Funds

                                          Total       T. Rowe Price   T. Rowe Price   T. Rowe Price   T. Rowe Price   T. Rowe Price
                                          Mutual         Balanced          Equity         Growth        Small Cap     International
                                          Funds            Fund         Income Fund     Stock Fund      Value Fund      Stock Fund
                                      --------------   -------------   -------------  --------------  --------------  --------------
Assets

 Value of securities
   held in trust ...................    $100,019,547    $  3,251,223    $ 53,071,111    $ 25,691,149    $ 11,561,539    $  6,444,525
 Value of guaranteed
   investment contracts ............               0               0               0               0               0               0
 Loans outstanding to
   plan participants ...............               0               0               0               0               0               0
 Short-term investments ............          29,931             204          15,753           9,907           3,175             892
 Accrued dividends
   receivable ......................              35               0              11              24               0               0
 Accrued interest
   receivable ......................               0               0               0               0               0               0
 Accounts receivable ...............             564               0             288             276               0               0
                                        ------------     -----------    ------------    ------------    ------------    ------------
          Total ....................     100,050,077       3,251,427      53,087,163      25,701,356      11,564,714       6,445,417
                                        ------------     -----------    ------------    ------------    ------------    ------------


Liabilities

Accounts payable ...................               0               0               0               0               0               0
                                        ------------     -----------    ------------    ------------    ------------    ------------
          Total ....................               0               0               0               0               0               0
                                        ------------     -----------    ------------    ------------    ------------    ------------


Net assets available
 for benefits ......................    $100,050,077    $  3,251,427    $ 53,087,163    $ 25,701,356    $ 11,564,714    $  6,445,417
                                        ============    ============    ============    ============    ============    ============

The accompanying notes are an integral part of the financial statements.

                       Baltimore Gas and Electric Company
                              Employee Savings Plan
                 Statement of Net Assets Available for Benefits
                                December 31, 1995



                                Investment Funds


                                                               BGE Common       Interest Income        Mutual
                                               Total           Stock Fund            Fund              Funds             Loan Fund
                                          --------------     --------------     --------------     --------------     --------------
Assets



 Value of securities
   held in trust ....................       $364,272,880       $304,105,431       $          0       $ 60,167,449       $          0
 Value of guaranteed
   investment contracts .............        123,879,233                  0        123,879,233                  0                  0
 Loans outstanding to
   plan participants ................         26,097,091                  0                  0                  0         26,097,091
 Short-term investments .............          2,261,069            109,889          2,134,696             16,484                  0
 Accrued dividends
   receivable .......................          4,136,819          4,136,819                  0                  0                  0
 Accrued interest
   receivable .......................              1,093                  0              1,093                  0                  0
 Accounts receivable ................            216,732            215,716                928                  0                 88
                                            ------------       ------------       ------------       ------------       ------------
          Total .....................        520,864,917        308,567,855        126,015,950         60,183,933         26,097,179
                                            ------------       ------------       ------------       ------------       ------------


Liabilities

Accounts payable ....................                  0                  0                  0                  0                  0
                                            ------------       ------------       ------------       ------------       ------------
          Total .....................                  0                  0                  0                  0                  0
                                            ------------       ------------       ------------       ------------       ------------


Net assets available
 for benefits .......................       $520,864,917       $308,567,855       $126,015,950       $ 60,183,933       $ 26,097,179
                                            ============       ============       ============       ============       ============

The accompanying notes are an integral part of the financial statements.

(continued next page)

                       Baltimore Gas and Electric Company
                              Employee Savings Plan
                 Statement of Net Assets Available for Benefits
                                December 31, 1995
                                   (Continued)


                                  Mutual Funds

                                          Total       T. Rowe Price   T. Rowe Price   T. Rowe Price   T. Rowe Price   T. Rowe Price
                                          Mutual         Balanced         Equity         Growth          Small Cap     International
                                          Funds            Fund         Income Fund     Stock Fund       Value Fund     Stock Fund
                                      --------------   -------------   -------------- --------------    ------------  --------------
Assets

 Value of securities
   held in trust ...................     $60,167,449     $ 1,247,428     $37,622,250     $15,610,682     $ 3,977,965     $ 1,709,124
 Value of guaranteed
   investment contracts ............               0               0               0               0               0               0
 Loans outstanding to
   plan participants ...............               0               0               0               0               0               0
 Short-term investments ............          16,484               0          11,328           3,817           1,339               0
 Accrued dividends
   receivable ......................               0               0               0               0               0               0
 Accrued interest
   receivable ......................               0               0               0               0               0               0
 Accounts receivable ...............               0               0               0               0               0               0
                                         -----------       ---------     -----------     -----------     -----------     -----------
          Total ....................      60,183,933       1,247,428      37,633,578      15,614,499       3,979,304       1,709,124
                                         -----------       ---------     -----------     -----------     -----------     -----------


Liabilities

Accounts payable ...................               0               0               0               0               0               0
                                         -----------       ---------     -----------     -----------     -----------     -----------
          Total ....................               0               0               0               0               0               0
                                         -----------       ---------     -----------     -----------     -----------     -----------


Net assets available
 for benefits ......................     $60,183,933     $ 1,247,428     $37,633,578     $15,614,499     $ 3,979,304     $ 1,709,124
                                         ===========     ===========     ===========     ===========     ===========     ===========

The accompanying notes are an integral part of the financial statements.

                       Baltimore Gas and Electric Company
                              Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1996


                                Investment Funds


                                                                 BGE Common       Interest Income       Mutual
                                                 Total           Stock Fund            Fund             Funds           Loan Fund
                                             --------------    --------------     --------------   --------------    --------------
Additions and Net
Investment Activity
-------------------

Contributions:

  Participant eligible
    pay contributions ....................     $ 28,845,671      $  9,051,141      $  8,129,378      $ 11,665,152      $          0
  Net Participant rollover
    contributions ........................          229,886            43,286            (3,783)          190,383                 0
  Employer matching
    contributions
    Company stock fund ...................        9,277,360         9,277,360                 0                 0                 0
                                               ------------      ------------      ------------      ------------      ------------
                                                 38,352,917        18,371,787         8,125,595        11,855,535                 0
                                               ------------      ------------      ------------      ------------      ------------

Income:

  Dividends
    Stock ................................       20,804,696        14,683,322                 0         6,121,374                 0
    Employee stock account ...............        2,649,952         2,649,952                 0                 0                 0
  Interest ...............................        7,432,666                 0         7,432,666                 0                 0
  Interest on participant loans ..........        2,381,539                 0                 0                 0         2,381,539
                                               ------------      ------------      ------------      ------------      ------------
                                                 33,268,853        17,333,274         7,432,666         6,121,374         2,381,539
                                               ------------      ------------      ------------      ------------      ------------


 Participant loan repayments .............                0         6,055,069         3,399,940         3,154,697       (12,609,706)
                                               ------------      ------------      ------------      ------------      ------------
                                                          0         6,055,069         3,399,940         3,154,697       (12,609,706)
                                               ------------      ------------      ------------      ------------      ------------

 Participant interfund
   transfers (net) .......................                0        (6,413,726)       (8,817,834)       15,231,560                 0
                                               ------------      ------------      ------------      ------------      ------------
                                                          0        (6,413,726)       (8,817,834)       15,231,560                 0
                                               ------------      ------------      ------------      ------------      ------------



The accompanying notes are an integral part of the financial statements. (continued on next page)

                       Baltimore Gas and Electric Company
                              Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1996
                                   (Continued)

                                Investment Funds

                                                              BGE Common       Interest Income         Mutual
                                             Total            Stock Fund             Fund              Funds            Loan Fund
                                         --------------     --------------      --------------     --------------     --------------
Additions and Net
Investment Activity (Continued)
-------------------------------

Net appreciation (depreciation) of investments:

 Net depreciation
    of common stock .................     ($ 19,127,092)     ($ 19,127,092)     $           0      $           0      $           0

 Net appreciation
    of mutual funds .................         8,955,933                  0                  0          8,955,933                  0
                                          -------------      -------------      -------------      -------------      -------------
                                            (10,171,159)       (19,127,092)                 0          8,955,933                  0
                                          -------------      -------------      -------------      -------------      -------------


Total additions and net
investment activity .................        61,450,611         16,219,312         10,140,367         45,319,099        (10,228,167)
                                          -------------      -------------      -------------      -------------      -------------


Distributions:

 Withdrawal and distribution
    payments to participants ........       (33,203,684)       (20,603,805)        (9,500,502)        (2,371,482)          (727,895)
 Loans to participants ..............                 0         (6,368,561)        (3,930,867)        (3,081,473)        13,380,901
                                          -------------      -------------      -------------      -------------      -------------
Total Distributions .................       (33,203,684)       (26,972,366)       (13,431,369)        (5,452,955)        12,653,006
                                          -------------      -------------      -------------      -------------      -------------


Change in net assets ................        28,246,927        (10,753,054)        (3,291,002)        39,866,144          2,424,839
 Net assets available
    for  benefits,
    beginning of year ...............       520,864,917        308,567,855        126,015,950         60,183,933         26,097,179
                                          -------------      -------------      -------------      -------------      -------------

 Net assets available
    for benefits,
    end of year .....................     $ 549,111,844      $ 297,814,801      $ 122,724,948      $ 100,050,077      $  28,522,018
                                          =============      =============      =============      =============      =============


The accompanying notes are an integral part of the financial statements.

                       Baltimore Gas and Electric Company
                              Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1996
                                   (Continued)

                                  Mutual Funds

                                                Total      T. Rowe Price  T. Rowe Price  T. Rowe Price  T. Rowe Price  T. Rowe Price
                                                Mutual        Balanced        Equity         Growth       Small Cap    International
                                                Funds           Fund       Income Fund     Stock Fund     Value Fund     Stock Fund
                                           --------------   ------------   ------------  -------------   ------------  -------------
Additions and Net
Investment Activity
-------------------

Contributions:

  Participant eligible
    pay contributions ....................    $11,665,152    $   600,174    $ 4,769,721    $ 3,413,443    $ 1,731,528    $ 1,150,286
  Net Participant rollover
    contributions ........................        190,383         31,676         28,917         32,770         57,853         39,167



                                              -----------        -------    -----------    -----------    -----------    -----------
                                               11,855,535        631,850      4,798,638      3,446,213      1,789,381      1,189,453
                                              -----------        -------    -----------    -----------    -----------    -----------

Income:


  Dividends ..............................      6,121,374        110,169      3,242,525      2,023,973        572,581        172,126

  Interest ...............................              0              0              0              0              0              0
                                                                                                                                   0
                                              -----------        -------    -----------    -----------    -----------    -----------
                                                6,121,374        110,169      3,242,525      2,023,973        572,581        172,126
                                              -----------        -------    -----------    -----------    -----------    -----------


 Participant loan repayments .............      3,154,697        143,491      1,443,879        888,894        409,116        269,317
                                              -----------        -------    -----------    -----------    -----------    -----------
                                                3,154,697        143,491      1,443,879        888,894        409,116        269,317
                                              -----------        -------    -----------    -----------    -----------    -----------

 Participant interfund
   transfers (net) .......................     15,231,560      1,060,740      3,970,718      3,162,090      4,136,137      2,901,875
                                              -----------      ---------    -----------    -----------    -----------    -----------
                                               15,231,560      1,060,740      3,970,718      3,162,090      4,136,137      2,901,875
                                              -----------      ---------    -----------    -----------    -----------    -----------



The accompanying notes are an integral part of the financial statements. (continued on next page)

                       Baltimore Gas and Electric Company
                              Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1996
                                   (Continued)

                                  Mutual Funds

                                      Total         T. Rowe Price  T. Rowe Price  T. Rowe Price     T. Rowe Price      T. Rowe Price
                                      Mutual          Balanced         Equity          Growth         Small Cap        International
                                      Funds             Fund        Income Fund      Stock Fund       Value Fund         Stock Fund
                                 --------------     ------------   -------------   --------------    -------------      ------------
Additions and Net
Investment Activity (Continued)
-------------------------------

Appreciation
    of mutual funds


 Net Appreciation
    of mutual funds ..........       8,955,933          198,204        5,189,263        2,044,904        1,104,691          418,871
                                    ----------        ---------    -------------    -------------    -------------    -------------
                                     8,955,933          198,204        5,189,263        2,044,904        1,104,691          418,871
                                    ----------        ---------    -------------    -------------    -------------    -------------


Total additions and net
investment activity ..........      45,319,099        2,144,454       18,645,023       11,566,074        8,011,906        4,951,642
                                    ----------        ---------    -------------    -------------    -------------    -------------


Distributions:

 Withdrawal and distribution
    payments to participants .      (2,371,482)         (44,262)      (1,603,271)        (540,132)        (127,370)         (56,447)
 Loans to participants .......      (3,081,473)         (96,193)      (1,588,167)        (939,085)        (299,126)        (158,902)
                                    -----------        ---------   -------------    -------------    -------------    -------------
Total Distributions ..........      (5,452,955)        (140,455)      (3,191,438)      (1,479,217)        (426,496)        (215,349)
                                    -----------        ---------   -------------    -------------    -------------    -------------


Change in net assets .........      39,866,144        2,003,999       15,453,585       10,086,857        7,585,410        4,736,293
 Net assets available
    for  benefits,
    beginning of year ........      60,183,933        1,247,428       37,633,578       15,614,499        3,979,304        1,709,124
                                   -----------        ---------    -------------    -------------    -------------    -------------

 Net assets available
    for benefits,
    end of year ..............   $ 100,050,077    $   3,251,427    $  53,087,163    $  25,701,356    $  11,564,714    $   6,445,417
                                 =============    =============    =============    =============    =============    =============


The accompanying notes are an integral part of the financial statements.

                       Baltimore Gas and Electric Company
                              Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1995


                                Investment Funds


                                                                         BGE Common   Interest Income     Mutual
                                                            Total        Stock Fund        Fund           Funds         Loan Fund
                                                        -------------   ------------  --------------  --------------  --------------
Additions and Net
Investment Activity
-------------------

Contributions:

  Participant eligible
    pay contributions ..............................     $26,079,146     $ 9,041,608     $ 9,875,045     $ 7,162,493     $         0
  Participant rollover
    contributions ..................................         616,695          37,346         134,922         444,427               0
  Employer matching
    contributions
    Company stock fund .............................       8,680,502       8,680,502               0               0               0
                                                         -----------     -----------     -----------     -----------     -----------
                                                          35,376,343      17,759,456      10,009,967       7,606,920               0
                                                         -----------     -----------     -----------     -----------     -----------

Income:

  Dividends
    Stock ..........................................      18,088,315      13,016,962               0       5,071,353               0
    Employee stock account .........................       2,795,421       2,795,421               0               0               0
  Interest .........................................       7,583,637          75,414       7,505,395           2,828               0
  Interest on participant loans ....................       1,958,587               0               0               0       1,958,587
                                                         -----------     -----------     -----------     -----------     -----------
                                                          30,425,960      15,887,797       7,505,395       5,074,181       1,958,587
                                                         -----------     -----------     -----------     -----------     -----------


 Participant loan repayments                                       0       4,852,461       3,265,736       1,562,918     (9,681,115)

 Participant interfund
   transfers (net)                                                 0      (5,572,246)     (1,021,356)      6,593,602               0



The accompanying notes are an integral part of the financial statements. (continued on next page)

                       Baltimore Gas and Electric Company
                              Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1995
                                   (Continued)

                                Investment Funds


                                                                    BGE Common      Interest Income      Mutual
                                                      Total         Stock Fund           Fund            Funds          Loan Fund
                                                 --------------  ---------------    -------------   --------------    --------------
Additions and Net
Investment Activity (Continued)
-------------------------------

Appreciation
    of investments:

 Net appreciation
    of common stock ...........................   $  68,094,218    $  68,094,218    $           0    $           0    $           0

 Net appreciation
    of mutual funds ...........................      10,933,250                0                0       10,933,250                0
                                                  -------------    -------------    -------------    -------------    -------------
                                                     79,027,468       68,094,218                0       10,933,250                0
                                                  -------------    -------------    -------------    -------------    -------------


Total additions and net
investment activity ...........................     144,829,771      101,021,686       19,759,742       31,770,871       (7,722,528)
                                                  -------------    -------------    -------------    -------------    -------------


Distributions:

 Withdrawal and distribution
    payments to participants ..................     (33,546,952)     (20,540,987)     (10,313,506)      (1,975,160)        (717,299)
 Loans to participants ........................               0       (6,405,191)      (3,676,721)      (1,729,675)      11,811,587
                                                  -------------    -------------    -------------    -------------    -------------
Total Distributions ...........................     (33,546,952)     (26,946,178)     (13,990,227)      (3,704,835)      11,094,288
                                                  -------------    -------------    -------------    -------------    -------------


Change in net assets ..........................     111,282,819       74,075,508        5,769,515       28,066,036        3,371,760
 Net assets available
    for  benefits,
    beginning of year .........................     409,582,098      234,492,347      120,246,435       32,117,897       22,725,419
                                                  -------------    -------------    -------------    -------------    -------------

 Net assets available
    for benefits,
    end of year ...............................   $ 520,864,917    $ 308,567,855    $ 126,015,950    $  60,183,933    $  26,097,179
                                                  =============    =============    =============    =============    =============



The accompanying notes are an integral part of the financial statements.

                       Baltimore Gas and Electric Company
                              Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1995
                                   (Continued)

                                  Mutual Funds

                                           Total        T. Rowe Price  T. Rowe Price   T. Rowe Price  T. Rowe Price    T. Rowe Price
                                           Mutual          Balanced        Equity          Growth        Small Cap     International
                                           Funds             Fund        Income Fund     Stock Fund      Value Fund      Stock Fund
                                       --------------   -------------   -------------  --------------   ------------   -------------
Additions and Net
Investment Activity
-------------------

Contributions:

  Participant eligible
    pay contributions ..............      $7,162,493      $  132,251      $4,118,307      $2,276,163      $  394,511      $  241,261
  Participant rollover
    contributions ..................         444,427          89,484          93,638         139,108          54,529          67,668



                                          ----------      ----------      ----------      ----------      ----------      ----------
                                           7,606,920         221,735       4,211,945       2,415,271         449,040         308,929
                                          ----------      ----------      ----------      ----------      ----------      ----------

Income:


  Dividends ........................       5,071,353          22,759       3,707,069       1,114,438         177,889          49,198

  Interest .........................           2,828               0           1,462           1,366               0               0
                                                                                                                                   0
                                          ----------      ----------      ----------      ----------      ----------      ----------
                                           5,074,181          22,759       3,708,531       1,115,804         177,889          49,198
                                          ----------      ----------      ----------      ----------      ----------      ----------


 Participant loan repayments               1,562,918          27,796         954,332         444,336          86,771          49,683

 Participant interfund
   transfers (net)                         6,593,602         966,438        (549,677)      1,498,202       3,358,183       1,320,456



The accompanying notes are an integral part of the financial statements. (continued on next page)

                       Baltimore Gas and Electric Company
                              Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1995
                                   (Continued)

                                  Mutual Funds

                                             Total      T. Rowe Price  T. Rowe Price  T. Rowe Price  T. Rowe Price    T. Rowe Price
                                             Mutual       Balanced         Equity         Growth       Small Cap      International
                                             Funds          Fund        Income Fund     Stock Fund     Value Fund      Stock Fund
                                        ------------   -------------   -------------  --------------  -------------  ---------------
Additions and Net
Investment Activity (Continued)
-------------------------------

Appreciation (depreciation)
    of mutual funds


 Net appreciation
    (depreciation)
    of mutual funds ................     10,933,250          23,735       8,402,164       2,550,812         (49,520)          6,059
                                         ----------      ----------    ------------    ------------    ------------    ------------
                                         10,933,250          23,735       8,402,164       2,550,812         (49,520)          6,059
                                         ----------      ----------    ------------    ------------    ------------    ------------


Total additions and net
investment activity ................     31,770,871       1,262,463      16,727,295       8,024,425       4,022,363       1,734,325
                                         ----------      ----------    ------------    ------------    ------------    ------------


Distributions:

 Withdrawal and distribution
    payments to participants .......     (1,975,160)         (3,704)     (1,507,665)       (442,889)        (11,701)         (9,201)
 Loans to participants .............     (1,729,675)        (11,331)     (1,081,915)       (589,071)        (31,358)        (16,000)
                                         ----------       ----------   ------------    ------------    ------------    ------------
Total Distributions ................     (3,704,835)        (15,035)     (2,589,580)     (1,031,960)        (43,059)        (25,201)
                                         ----------       ----------   ------------    ------------    ------------    ------------


Change in net assets ...............     28,066,036       1,247,428      14,137,715       6,992,465       3,979,304       1,709,124
 Net assets available
    for  benefits,
    beginning of year ..............     32,117,897               0      23,495,863       8,622,034               0               0
                                         ----------      ----------    ------------    ------------    ------------    ------------

 Net assets available
    for benefits,
    end of year ....................   $ 60,183,933    $  1,247,428    $ 37,633,578    $ 15,614,499    $  3,979,304    $  1,709,124
                                       ============    ============    ============    ============    ============    ============


The accompanying notes are an integral part of the financial statements.

                       BALTIMORE GAS AND ELECTRIC COMPANY
                              EMPLOYEE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


1. GENERAL DESCRIPTION OF THE PLAN

     Baltimore Gas and Electric Company (the Company), established the Baltimore Gas and Electric Company Employee Savings Plan (Plan) and Trust Agreement, with Bankers Trust Company as trustee on July 1, 1978. Effective June 30, 1995, the Company removed Bankers Trust as trustee under the Trust Agreement, terminated the Trust Agreement, and discontinued Bankers Trust Company's Plan administrative services. Effective July 1, 1995, the Company appointed T. Rowe Price Trust Company (T. Rowe Price) as successor trustee (Trustee). In addition, TRP Retirement Plan Services, Inc., became the provider of administrative services for the Plan. Significant Plan amendments adopted effective July 1, 1995 include: (1) Expanding and changing the investment fund choices for participant contributions to eliminate the Morgan Fund, which was replaced by and the assets transferred into, the T. Rowe Price Growth Stock Fund, to eliminate the Windsor Fund, which was replaced by and the assets transferred into, the T. Rowe Price Equity Income Fund, to include the Interest Income Fund (formerly the Fixed Rate Fund), to add three additional T. Rowe Price mutual funds and to retain the BGE Common Stock Fund. Effective March 31, 1995, T. Rowe Price Stable Asset Management Inc. took over management of the Fixed Rate Fund assets. (2) Monthly valuation was replaced with daily valuation. As a result of this change, participants can request transfers among investment funds, withdrawals, distributions, and loans more frequently than once a month. (3) The number of loans participants may have outstanding at any time was increased from one to two, and the loan interest rate was changed to the prime rate plus 1%.
(4) The period of time before an employee becomes eligible to make contributions was reduced from one year to one month (three months in the case of employees of certain subsidiaries of the Company).

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan allows participants to contribute up to 15% of their eligible pay through regular payroll deductions, under a deferred compensation option and/or a thrift option. Participant contributions under the deferred compensation option are excluded from current year's taxable income, whereas participant contributions under the thrift option are included in current year's taxable income. The Company contributes one-half of the first 6% of eligible pay contributed by participants.

     The Plan accepts rollovers of employees' eligible rollover distributions from other qualified plans.

     There are seven investment fund choices offered for participant contributions: the BGE Common Stock Fund, the Interest Income Fund and five mutual funds. The Interest Income Fund is managed by T. Rowe Price Stable Asset Management, Inc. The mutual funds consist of the T. Rowe Price Balanced Fund, the T. Rowe Price Equity Income Fund, the T. Rowe Price Growth Stock Fund, the
T. Rowe Price Small Cap Value Fund and the T. Rowe Price International Stock Fund (mutual funds). All Company contributions are initially invested by the Trustee in the BGE Common Stock Fund.

     Participant and Company matching contributions are sent, each pay period, to the Trustee, who invests participant contributions as designated, either in
(1) the BGE Common Stock Fund for the purchase (in the open market) or other acquisition (as described in Note 2) of shares of the Company's common stock;
(2) the T. Rowe Price  Balanced  Fund, the T. Rowe Price Equity Income Fund, the
T. Rowe Price Growth Stock Fund,  the T. Rowe Price Small Cap Value Fund and the
T. Rowe Price International Stock Fund for the purchase of mutual fund shares; or (3) the Interest Income Fund, as more fully described below.

     Dividends and earnings received on any shares held in participants' accounts, except for the shares of Company common stock held in their employee stock accounts, whether in the BGE Common Stock Fund, or the mutual funds are automatically used to purchase or otherwise acquire additional shares for reinvestment in the corresponding fund, and all earnings on each participant's investment in the Interest Income Fund are automatically reinvested in that fund.

     Dividends   received  on  shares  of  Company   common   stock  held  in  a
participant's employee stock account are invested by the Trustee in income-producing investments. Annually, a check is sent to the participant representing the total dividends credited to the participant's employee stock account. Any income earned on the dividends is not paid out annually, but is used to purchase or otherwise acquire additional shares of Company common stock for reinvestment in the participant's employee stock account.

     The total number of common stock or mutual fund shares purchased for any participant depends upon: (1) the participant's eligible pay; (2) the amount of the participant's eligible pay that is contributed; (3) the amount of that contribution which is designated for investment in the BGE Common Stock Fund or the mutual funds; (4) the amount of Company matching contributions invested in the BGE Common Stock Fund; (5) the reinvested dividends and earnings on each investment fund; and (6) the price of common stock or mutual fund shares, at the time of purchase, for each investment fund.

     Amounts held in the Interest Income Fund are invested in contracts issued by insurance companies or other financial institutions and in short term investments. Each contract specifies a fixed or variable rate of interest for a certain period of time. The interest rate earned by the Interest Income Fund is a blend of the rates under the various investments. The annual effective rates for 1996 and 1995 were 6.25 and 6.23%, respectively. The crediting interest rates as of December 31, 1996 and 1995 were 6.42% and 6.27%, respectively. At December 31, 1996 and 1995, there were no investments in the aggregate contracts of any issuer which exceeded 5% of net assets available for benefits in the Interest Income Fund. Contracts included in the Interest Income Fund have been reported at their contract value, which approximates fair market value. All the investments in this fund are held for purposes other than trading.

     Participants have the right, once a month, to change the amount of their payroll deductions. Participants also have the right to change, on a daily basis, the percentage of their future contributions being invested in each of the seven investment funds as provided in the Plan.

     In addition, participants are allowed to initiate, on a daily basis, a transfer of the value of their contributions, including earnings, among the seven investment funds. Furthermore, as of the beginning of the calendar year in which participants reach age 56, they may initiate, on a daily basis, a transfer of the value of their Company contributions and employee stock account among the seven investment funds.

     Under a loan program, participants may borrow up to one-half of their total account balance, with a minimum of $1,000 and a maximum of $50,000. Participants may elect up to five years to repay the loan, unless the loan is used for the purchase of a principal residence, in which case they may elect up to thirty years for repayment. Participants are allowed to have up to two loans outstanding at any time. Principal and interest are repaid through regular payroll deductions or by direct payment. The interest rate on amounts borrowed is set at the time the loan is executed and remains in effect for the duration of the loan. The interest rate for loans is equal to the prime rate plus 1% on the last day of the month preceding the month the loan is initiated.

     The Plan allows participants to postpone, until withdrawal or distribution, any income tax liability on (1) all Company contributions; (2) participant contributions under the deferred compensation option; and (3) earnings on their contributions and Company contributions. Participant contributions under the thrift option are included in current year's taxable income.

     Withdrawals of thrift contributions and Company contributions, including earnings, are allowed to be initiated on a daily basis. All contributions held in participants accounts are immediately 100% vested. However, participants who withdraw unmatured basic contributions (contributions of up to the first 6% of the participant's eligible pay that had not remained in the Plan for two full calendar years) are suspended from making payroll contributions to the Plan for twelve months.

     Distributions to participants who retire or terminate active employment are automatically deferred until they either reach age 65 or cease active employment, whichever is later, unless they request an earlier or later distribution. Generally, participants who reach age 70 1/2 must begin receiving their Plan distribution by April 1 of the following year, whether or not they are actively employed. Furthermore, active employees who attain age 59 1/2 may request to receive a distribution of their deferred compensation account balances.

     The Plan is administered by the Manager, Staff Services Department of the Company, as Plan Administrator. Administrative fees charged by institutions which issue contracts for the Interest Income Fund are reflected in the effective rate earned by the fund. All other fees and expenses of the Plan, including those of the Trustee, are currently paid by the Company. Brokerage fees, commissions and transfer taxes associated with the purchase, sale, or transfer of shares of common stock for the BGE Common Stock Fund and mutual fund shares for the five mutual funds are borne by those funds.

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

     On  September  25, 1995,  the Company and Potomac  Electric  Power  Company
(PEPCO) announced plans to merge into a new company, Constellation Energy Corporation (CEC). If all conditions specified in the Agreement and Plan of Merger dated as of September 22, 1995 among the Company, PEPCO and CEC are satisfied or waived, the merger will close promptly. These conditions include receipt of all necessary regulatory approvals. For an update on the status of these regulatory approvals see BGE's latest filing under the Securities Exchange Act of 1934. An important matter to follow in terms of further developments is the request filed by the Company and PEPCO for the Maryland Public Service
Commission to reconsider their order and the International Brotherhood of Electrical Workers appeal of the same order. The Company and PEPCO have said publicly that absent a change in unacceptable financial terms included in the order, they will not proceed with the merger.

     If the merger occurs, the Baltimore Gas and Electric Company Employee Savings Plan and the PEPCO plans will be combined to form the Constellation Energy Retirement Savings Plan. The proposed Plan design has not yet been finalized, however, the Company has announced that participants will be eligible to contribute up to 16% of their eligible pay through payroll deductions, under a deferred compensation option and/or a thrift option. The Company match will be 75% of the first 6% of pay contributed. Participants will be eligible to make withdrawals, and transfer the value of their contributions among the various investment options offered, and to initiate changes to their contribution percentage and investment options on a daily basis. The number of loans participants may have outstanding at any time will be two.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Shares of common stock for participant contributions and Company matching contributions currently are purchased for the BGE Common Stock Fund on the open market, through new issuances or by other acquisition. Mutual fund shares for the T. Rowe Price Mutual Funds are purchased on the open market, except that the Trustee purchases from time to time a small number of shares at current market value from participants making withdrawals or interfund transfers or obtaining loans from the Plan. The cost of shares sold from the BGE Common Stock Fund and the T. Rowe Price Mutual Funds, as a result of participant distributions, withdrawals, interfund transfers or loans, is determined under the average cost method.

     Withdrawals and distributions to participants are recorded when paid.

     Leveraging provisions are included in the Plan, but these provisions have not yet been utilized.

     Shares of common stock in the BGE Common Stock Fund held by T. Rowe Price Trust Company (previously Bankers Trust Company) are valued as of December 31, 1996 and 1995, using the quoted closing market price as reported by the "NYSE--Composite Transactions" published in the eastern edition of The Wall Street Journal. Mutual fund shares held in the T. Rowe Price Mutual Funds and the Vanguard Mutual Funds, are valued as of December 31, 1996 and 1995 respectively, using the net asset value price of such shares as quoted by the "Mutual Fund Quotations" for such date in the eastern edition of The Wall Street Journal. Participant loans are valued at cost which approximates fair value.

     The Plan's investments are stated at fair value except for the various contracts issued by insurance companies or other financial institutions, under the Interest Income Fund (previously the Fixed Rate Fund), which are fully benefit- responsive and are stated at contract value. Contract value is equal to the aggregate of the net contributions and earnings thereon.

     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. SECURITIES HELD IN TRUST

     Shown below are the shares, with respective market value and cost, which were held in trust in the BGE Common Stock Fund and the mutual funds on December 31, 1996 and 1995.

                             SHARES HELD        MARKET
                               IN TRUST         VALUE          COST

        BGE COMMON STOCK FUND

         December 31, 1996    10,959,230    $293,158,104   $226,257,846
         December 31, 1995    10,670,321    $304,105,431   $211,081,564


        T. ROWE PRICE BALANCED FUND

         December 31, 1996       224,532      $3,251,223     $3,043,531
         December 31, 1995        94,359      $1,247,428     $1,223,896

        T. ROWE PRICE EQUITY INCOME FUND

         December 31, 1996     2,354,543     $53,071,111    $45,160,499
         December 31, 1995     1,880,172     $37,622,250    $34,287,071

        T. ROWE PRICE GROWTH STOCK FUND

         December 31, 1996       981,339     $25,691,149    $23,209,582
         December 31, 1995       668,552     $15,610,682    $14,950,021

        T. ROWE PRICE SMALL CAP VALUE FUND

         December 31, 1996       591,081     $11,561,539    $10,602,330
         December 31, 1995       240,651      $3,977,965     $4,027,704

        T. ROWE PRICE INTERNATIONAL STOCK FUND

         December 31, 1996       466,995      $6,444,525     $6,047,530
         December 31, 1995       139,749      $1,709,124     $1,703,673


4. TAX STATUS

     The Company has received the latest favorable determination letter from the Internal Revenue Service, dated May 2, 1997, with respect to the Plan as restated effective June 30, 1995, qualifying the Plan as a stock bonus plan under Section 401 of the Internal Revenue Code (Code) and an employee stock ownership plan under Section 4975(e)(7) of the Code and exempting the Plan from federal income tax under Section 501 of the Code.

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                               December 31,
                                         1996                1995
                                         ----                ----
          Net assets available
             for benefits per
             the financial
             statements               $549,111,844        $520,864,917

          Amounts requested by
             participants for
             withdrawals and
             distributions at
             December 31, but
             paid in
             subsequent years            (156,168)           (352,661)
                                     -------------       -------------
          Net assets available
             for benefits
             per the Form 5500        $548,955,676        $520,512,256
                                     =============       =============


     The following is a reconciliation of withdrawals and distributions paid to participants per the financial statements to the Form 5500:

                                                         Year ended
                                                      December 31, 1996
                                                      -----------------
              Withdrawals and distributions paid
                 to participants per the
                 financial statements                      $33,203,684
              Add:
                 Amounts requested by participants for
                 withdrawals and distributions at
                 December 31, 1996 but paid in 1997            156,168
              Less:
                 Amounts requested by participants for
                 withdrawals and distributions at
                 December 31, 1995 but paid in 1996           (352,661)
                                                         -------------
              Withdrawals and distributions to
                 participants per the Form 5500            $33,007,191
                                                         =============


     Withdrawals and distributions to participants recorded on the Form 5500 for benefit claims include amounts that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                                                     Page 1 of 3

               Baltimore Gas and Electric Company (EIN 52-0280210)
 T. Rowe Price, Trustee - Baltimore Gas and Electric Company Employee Savings Plan

          Item 27(a) - Schedule of Assets Held for Investment Purposes
                                December 31, 1996

                                                                                        Current              Maturity
             Identity of Issue              Description of Asset          Cost           Value                 Date
             -----------------              --------------------          ----           -----                 ----
                                                                                           *
    Group Annuity Contract with         Insurance Company Guaranteed
      Allstate Life Insurance           Interest Contract -
      Company (GA 5285)                 Guaranteed Interest - 7.52%       $2,773,930     $2,773,930                6/30/97

    Group Annuity Contract with         Insurance Company Guaranteed
      Canada Life Assurance             Interest Contract -
      Company (P-45870)                 Guaranteed Interest - 7.20%        3,114,714      3,114,714              6/15/2000

    Group Annuity Contract with         Insurance Company Guaranteed
      Canada Life Assurance             Interest Contract -
      Company (P-45904)                 Guaranteed Interest - 6.31%        6,015,107      6,015,107             12/15/2000

    Group Annuity Contract with         Insurance Company Guaranteed
      Canada Life Assurance             Interest Contract -
      Company (P-45908)                 Guaranteed Interest - 6.23%        1,518,995      1,518,995             10/16/2000

    Group Annuity Contract with         Insurance Company Guaranteed
      Continental Assurance             Interest Contract -
      Company (GP-24100)                Guaranteed Interest - 6.32%        6,430,389      6,430,389              9/15/2000

    Group Annuity Contract with         Insurance Company Guaranteed
      CDC BRIC                          Interest Contract -                                                    50% 3/31/97
      Company (BR-154-01)               Guaranteed Interest - 6.98%        6,780,698      6,780,698        Balance 9/30/97

    Group Annuity Contract with         Insurance Company Guaranteed
      John Hancock Life                 Interest Contract -
      (GAC-8444)                        Guaranteed Interest - 5.81%        5,209,175      5,209,175              3/15/2001

    Group Annuity Contract with         Insurance Company Guaranteed                                    Various Maturities
      Metropolitan Life Insurance       Interest Contract -                                                 3/31 - 9/30/97
      (GA-13307-069)                    Guaranteed Interest - 5.75%        5,249,436      5,249,436        Balance 3/31/98

    Group Annuity Contract with         Insurance Company Guaranteed                                    Various Maturities
      New York Life                     Interest Contract -                                              9/30/97 - 3/31/98
      (GA-06750-001)                    Guaranteed Interest - 5.15%        6,724,761      6,724,761       Balance 09/30/98

    Group Annuity Contract with         Insurance Company Guaranteed                                     Excess > $3.7 Mil
      New York Life                     Interest Contract -                                                        9/30/98
      (GA-06750-002)                    Guaranteed Interest - 6.35%        6,932,036      6,932,036        Balance 3/31/99

    Group Annuity Contract with         Insurance Company Guaranteed
      Pacific Mutual Life               Interest Contract -
      (G-26263.01)                      Guaranteed Interest - 7.31%        6,159,289      6,159,289              6/14/2001

    Group Annuity Contract with         Insurance Company Guaranteed
      Peoples Security Life             Interest Contract -                                                    50% 3/31/97
      (BDA00451FR)                      Guaranteed Interest - 7.04%        6,783,575      6,783,575        Balance 9/30/97

    Group Annuity Contract with         Insurance Company Guaranteed                                          33.3% 4/1/97
      Principal Mutual                  Interest Contract -                                                    50% 10/1/97
      (4-05026-001)                     Guaranteed Interest - 5.85%        5,612,531      5,612,531         Balance 4/1/98

    Group Annuity Contract with         Insurance Company Guaranteed
      Principal Mutual                  Interest Contract -                                                   50% 06/30/98
      (4-05026-002)                     Guaranteed Interest - 5.17%       13,541,505     13,541,505       Balance 12/31/98

      (Continued on next page)

  * Current Value of the guaranteed interest contracts equal contract value.

                                                                     Page 2 of 3

               Baltimore Gas and Electric Company (EIN 52-0280210)
 T. Rowe Price, Trustee - Baltimore Gas and Electric Company Employee Savings Plan

          Item 27(a) - Schedule of Assets Held for Investment Purposes
                                December 31, 1996

                                                                                        Current                Maturity
             Identity of Issue              Description of Asset          Cost           Value                   Date
             -----------------              --------------------          ----           -----                   ----
                                                                                           *

    Group Annuity Contract with         Insurance Company Guaranteed
      Protective Life                   Interest Contract -
      (GA-1174)                         Guaranteed Interest - 7.18%       $3,376,921     $3,376,921              3/15/2000

    Group Annuity Contract with         Insurance Company Guaranteed
      Protective Life                   Interest Contract -
      (GA-1348)                         Guaranteed Interest - 6.77%        2,304,959      2,304,959              1/15/2002

    Group Annuity Contract with         Insurance Company Guaranteed
      Prudential                        Interest Contract -
      (GA-7088-212)                     Guaranteed Interest - 7.44%        2,653,144      2,653,144       Balance 09/30/97

    Group Annuity Contract with         Insurance Company Guaranteed
      Prudential                        Interest Contract -                                                   50% 01/31/99
      (GA-7088-213)                     Guaranteed Interest - 6.48%        6,689,498      6,689,498       Balance 05/31/99

    Group Annuity Contract with         Insurance Company Guaranteed
      SAFECO Life                       Interest Contract -                                            $4.2 Mil 11/19/2001
      (LP1055917-01-02)                 Guaranteed Interest - 7.00%        8,420,942      8,420,942     Balance 12/19/2001

    Group Annuity Contract with         Insurance Company Guaranteed
      SAFECO Life                       Interest Contract -
      (LP1055917-03)                    Guaranteed Interest - 6.85%        3,340,986      3,340,986              9/18/2001

    Group Annuity Contract with         Insurance Company Guaranteed
      Transamerica Occ.                 Interest Contract -                                                   50% 09/15/99
      (51266-00)                        Guaranteed Interest - 7.16%        8,345,137      8,345,137       Balance 12/15/99
                                                                        ------------   ------------
                                                                        $117,977,728   $117,977,728


 ** Baltimore Gas and Electric Company  Common Stock - no par            226,257,846    293,158,104         -

 T. Rowe Price Balanced Fund            Mutual Fund                        3,043,531      3,251,223         -

 T. Rowe Price Equity Income Fund       Mutual Fund                       45,160,499     53,071,111         -

 T. Rowe Price Growth Stock Fund        Mutual Fund                       23,209,582     25,691,149         -

 T. Rowe Price Small Cap Value Fund     Mutual Fund                       10,602,330     11,561,539         -

 T. Rowe Price International Stock Fund Mutual Fund                        6,047,530      6,444,525         -

 ** Loan Fund (Interest)                Participant Loan Fund               -            28,521,694         -
                                        Interest Range 8.25 - 9.75%

 T. Rowe Price Prime Reserve Fund       Money Market Mutual Fund           4,736,530      4,736,530         -

 T. Rowe Price Short Term               Money Market Bank Account            156,219        156,219
       Distribution Account
                                                                        ------------   ------------
                                                               Total    $437,191,795   $544,569,822
                                                                        ============   ============

  * Current Value of the guaranteed interest contracts equal contract value. ** Parties-in-Interest

                                                                     Page 3 of 3

               Baltimore Gas and Electric Company (EIN 52-0280210)
 T. Rowe Price, Trustee - Baltimore Gas and Electric Company Employee Savings Plan

                    27(d) Schedule of Reportable Transactions
 Cumulative Transactions by Issue Exceeding 5% of Portfolio Value During Plan Year 1996


                                                  Number                                       Number
                                                   of                                            of
               Security Description               Sales         Proceeds         Gain         Purchases         Cost
               --------------------               -----         --------         ----         ---------         ----


      * Baltimore Gas and Electric Company
          Common Stock - no par                     180       $23,732,717     $4,426,586             79      $35,226,074

                                                 ------      ------------     ----------        -------     ------------
                                       Total        180       $23,732,717     $4,426,586             79      $35,226,074
                                                 ======      ============     ==========        =======     ============

   * Parties-in-Interest